Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200
April 11, 2008
Via EDGAR and Federal Express
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	Performance Food Group Company
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2008
Form 10-K for Fiscal Year Ended December 29, 2007
Filed February 26, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 4, 2007
File No. 0-22192
Dear Mr. Owings:
     On behalf of our client, Performance Food Group Company (the “Company”), and in furtherance of our conversation earlier this morning with Blair Petrillo and Mara Ransom of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) we write to you to summarize information provided in that conversation in accordance with the request of Ms. Petrillo and Ms. Ransom.
     We represent the Company only. To the extent any response relates to information concerning VISTAR Corporation, Panda Acquisition, Inc., The Blackstone Group or any of its affiliates, including any of its private equity funds, Wellspring Capital Management LLC, or any of its affiliates, including any of its private equity funds (collectively, the “Buyer Group”), or the Buyer Group’s counsel or Evercore Group L.L.C., or any of its affiliates, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives.

NASHVILLE Downtown      |      KNOXVILLE      |      MEMPHIS      |      NASHVILLE Music Row      |      www.bassberry.com

Mr. H. Christopher Owings
Securities and Exchange Commission
April 11, 2008

     In response to Comment #1 contained in the Staff’s comment letter to the Company dated April 2, 2008, we advise you on behalf of the Company and our firm and the Buyer Group and its counsel that we have concluded that information related to the number and types of agreements is not material to the Company’s shareholders’ consideration of the merger in light of the discussion already contained in the proxy statement.
     We further advise the Staff on behalf of the Company that, in future filings containing disclosure related to the matters referenced in Comment #3 of the April 2, 2008 comment letter, the Company will include additional disclosure regarding the operational initiatives considered by the Company’s compensation committee when awarding annual grants related to long-term equity incentive compensation.
     Please do not hesitate to contact me at (615) 742-7721 or Mitch Walker of our firm at (615) 742-6275 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ D. Scott Holley
D. Scott Holley

cc:	Steven L. Spinner, Performance Food Group Company
John D. Austin, Performance Food Group Company
Joseph J. Traficanti, Performance Food Group Company
F. Mitchell Walker, Jr., Bass, Berry & Sims PLC
Daniel Clivner, Simpson Thacher & Bartlett LLP